Exhibit 99.1

TOWER SEMICONDUCTOR LTD.
NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

To Be Held On April 1, 2009

        Notice is hereby given that a Special General Meeting (the “Meeting”) of the shareholders of Tower Semiconductor Ltd. (“Tower” or the “Company”), an Israeli company, will be held at the offices of the Company, Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek, Israel, on Wednesday, April 1, 2009, at 11:00 a.m.(Israel time) for the following purposes:

1.	To appoint Mr. Amir Elstein as the chairman of the board of directors.

2.	To appoint Mr. Ilan Flato to a three-year term as an external director.

3.	To approve the adoption of the Company’s new 2009 Employee Share Incentive Plan, which shall include options to be granted to the Company’s employees including its chief executive officer and director Mr. Russell Ellwanger.

4.	To approve the renewal of the Company’s directors and officers liability insurance policy.

5.	To transact such other business as may properly come before the Meeting.

        Shareholders of record at the close of business on March 2, 2009, are entitled to notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

        Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope. Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange (“TASE”) may either vote their shares in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares, or send such certificate along with a duly executed proxy to the Company at Shaul Amor Street, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 23105, Israel, Attention: Vice CFO.

By Order of the Board of Directors, Amir Elstein Acting Chairman of the Board February 25, 2009

PROXY STATEMENT

TOWER SEMICONDUCTOR LTD.
Shaul Amor Street, Ramat Gavriel Industrial Park
P.O. Box 619
Migdal Haemek 23105, Israel

SPECIAL GENERAL MEETING OF SHAREHOLDERS

To Be Held On April 1, 2009

         The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Tower Semiconductor Ltd. (the “Company” or “Tower”) for use at our Special General Meeting of Shareholders (the “Meeting”) to be held on Wednesday, April 1, 2009, or at any postponement or adjournment thereof. The record date for determining shareholders entitled to notice of, and to vote at, the Meeting is established as of the close of business on March 2, 2009.

        As of February 22, 2009, we had outstanding 160,026,919 of our ordinary shares, nominal value New Israeli Shekels (“NIS”) 1.00 (the “Ordinary Shares”).

        We expect to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about March 2, 2009. We will bear the cost of the preparation and mailing of these proxy materials and the solicitation of proxies. We will, upon request, reimburse banks, brokerage houses, other institutions, nominees and fiduciaries for their reasonable expenses in forwarding solicitation materials to beneficial owners.

        Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the Ordinary Shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposals set forth in the accompanying Notice of Meeting, a shareholder may vote in favor of or against any of the proposals or may abstain from voting on any of the proposals. Shareholders should specify their choices on the accompanying proxy card. If no specific instructions are given with respect to the matters to be acted upon, the shares represented by a signed proxy will be voted FOR the proposals set forth in the accompanying Notice of Meeting. We are not aware of any other matters to be presented at the Meeting.

        Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by: (i) giving written notice to us of such revocation; (ii) voting in person at the Meeting or requesting the return of the proxy at the Meeting; or (iii) executing and delivering to us a later-dated proxy. Written revocations and later-dated proxies should be sent to the Company at Shaul Amor Street, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 23105, Israel, Attention: Vice CFO.

        Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. Subject to the terms of applicable law, two or more shareholders present, personally or by proxy, who hold or represent together at least 33% of the voting rights of our issued share capital will constitute a quorum for the Meeting. If within half an hour from the time scheduled for the Meeting a quorum is not present, the Meeting shall stand adjourned for one week, to April 8, 2009 at the same hour and place, without it being necessary to notify the shareholders. If a quorum is not present at the adjourned date of the Meeting within half an hour of the time scheduled for the commencement thereof, subject to the terms of applicable law, the persons present shall constitute a quorum.

        Proposals 1 and 3 to be presented at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal.

        Proposal 2 to be presented at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal. Furthermore, under the Israeli Companies Law, the approval of such proposal requires that either: (i) said majority include at least one-third of the voting power of the non-controlling shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling shareholders does not exceed 1% of all the voting power in the Company.

        Proposal 4 to be presented at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal. Furthermore, under the Israeli Companies Law, the approval of such proposal requires that either: (i) said majority include at least one-third of the voting power of the disinterested shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the disinterested shareholders does not exceed 1% of all the voting power in the Company.

        Shareholders are requested to notify us whether or not they have a “Personal Interest” in connection with Proposal 4 (please see the definition of the term “Personal Interest” below). If any shareholder casting a vote in connection hereto does not notify us whether or not they have a Personal Interest with respect to Proposal 4 their vote with respect to this Proposal will be disqualified.

PRINCIPAL SHAREHOLDERS

        The following table and notes thereto set forth information, as of February 17, 2009, concerning the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), and on a diluted basis, of Ordinary Shares by any person who is known to own at least 5% of our Ordinary Shares. On such date, 160,026,919 Ordinary Shares were issued and outstanding. The voting rights of our major shareholders do not differ from the voting rights of other holders of our Ordinary Shares. However, certain of our shareholders have entered into a shareholders agreement pursuant to which they may be able to exercise control over matters requiring shareholder approval, including the election of directors .

Identity of Person or Group	Amount Owned (1)		Percent of Class(1)	Percent of Class (Diluted)(2)

Israel Corporation Ltd. (3)	225,855,980	(4)	60.78%	28.72%
SanDisk Corporation (3)	19,060,790	(5)	11.68%	2.42%
Macronix International Co. Ltd.(3)	9,682,485	(6)	6.02%	1.23%
Bank Leumi Le-Israel, B.M	101,989,907	(7)	38.92%	12.97%
Bank Hapoalim, B.M	102,460,495	(8)	39.03%	13.03%

(1)	Assumes the holder’s beneficial ownership of all Ordinary Shares and all securities that the holder has a right to purchase within 60 days.

(2)	Assumes that all currently outstanding securities to purchase Ordinary Shares, other than those which cannot be calculated as of the date of this proxy statement, have been exercised by all holders.

(3)	Pursuant to a shareholders agreement among Israel Corporation Ltd., Alliance Semiconductor Corporation, SanDisk Corporation and Macronix International Co. Ltd., each of Israel Corp., SanDisk Corporation and Macronix Co. Ltd. may be said to have shared voting and dispositive control over approximately 24% of the outstanding shares of Tower.

(4)	Based on information provided by Israel Corp., represents 14,260,504 shares currently owned by Israel Corp., 2,561,467 shares issuable upon conversion of debentures, 206,092,833 shares issuable upon conversion of capital notes and 2,941,176 shares issuable upon the exercise of warrants at an exercise price per share of $2.04.

(5)	Based on information provided by SanDisk, represents 15,878,972 shares currently owned by SanDisk and 3,181,818 shares issuable upon conversion of debentures.

(6)	Based on information provided by Macronix, represents 8,773,395 shares currently owned by Macronix and 909,090 shares issuable upon conversion of debentures.

(7)	Based on information provided by Bank Leumi, represents 96,409,377 shares issuable upon conversion of capital notes, 4,132,232 shares issuable upon the exercise of warrants at an exercise price per share of $1.21, 1,000,000 shares issuable upon exercise of warrants at an exercise price per share of $2.04 and 448,298 Ordinary Shares issuable upon exercise of warrants at an exercise price per share of $6.17.

(8)	Based on information provided by Bank Hapoalim represents 96,409,377 shares issuable upon conversion of capital notes, 4,132,232 shares issuable upon the exercise of warrants at an exercise price per share of $1.21, 1,470,588 shares issuable upon exercise of warrants at an exercise price per share of $2.04 and 448,298 Ordinary Shares issuable upon exercise of warrants issued to Tarshish Hahzakot Vehashkaot Hapoalim Ltd at an exercise price per share of $6.17.

        Pursuant to a shareholders agreement dated January 18, 2001, among Israel Corporation Ltd. (“Israel Corp.”)., Alliance Semiconductor Corporation, SanDisk Corporation (“SanDisk”), and Macronix International Co., Ltd., each of Israel Corp., SanDisk and Macronix is obligated, among other things, to vote or cause to be voted all of its respective shares for the election to the Board of Directors of nominees designated by each party, certain nominees recommended by the Board, the election of a designee of the Israel Corp. to serve as Chairman of the Board (unless agreed to otherwise), and against the election of any other persons to the Board of Directors. In addition, subject to certain exceptions, each party to the agreement agreed to restrictions on the transfer of its shares, including certain rights of first refusal. Nothing in this proxy statement shall be construed as an admission that any of the aforementioned shareholders is the beneficial owner of any of the Company’s securities, other than the Company’s securities held directly by such party, nor that any such shareholder or other persons or entities constitute a “group”, for purposes of Section 13(d) of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

MATTERS RELATING TO THE SPECIAL GENERAL MEETING

At the Meeting, the shareholders will be asked to vote on the following proposals:

PROPOSAL NO. 1

PROPOSAL TO APPOINT MR. AMIR ELSTEIN AS CHAIRMAN OF THE BOARD OF DIRECTORS

        Appointment of Chairman

        Pursuant to a provision of the Company’s Articles of Association, our shareholders are to appoint a member of the Board of Directors to serve as its Chairman. The Board of Directors has nominated Mr. Amir Elstein to serve as the Chairman of the Board of Directors of the Company until the next annual meeting of the shareholders or until his successor is duly appointed.

        Amir Elstein has served as a director on our Board of Directors since September 2008 and served as our Acting Chairman of the Board since January 2009. Mr. Elstein has served as a director on the board of directors of Teva Pharmaceutical Industries Ltd.‘s (“Teva”) since January 2009 and from 1995 to 2004 and as a director on the board of directors of the Israel Corporation Ltd. since January 2009. He has served as Teva’s Executive Vice President, Global Pharmaceutical Resources, at the Office of the CEO since March 2007. He joined the Office of the CEO on January 2006, and assumed responsibility for overseeing the generics global supply chain, as well as serving as Teva´s Group Vice President-Global Specialty Pharmaceutical Products. He served as Teva´s Group Vice President-Biogenerics from January 2005 to January 2006. Mr. Elstein was the General Manager of Intel Electronics Ltd., Jerusalem from 1998 to 2004. He received his B.Sc. in Physics and Mathematics from the Hebrew University in 1980 and his M.Sc. in the Solid State Physics Department of Applied Physics from the Hebrew University in 1982. In 1992, he received his diploma of Senior Business Management from the Hebrew University.

The Board of Directors will present the following resolution at the Meeting:

“RESOLVED to appoint Mr. Amir Elstein as Chairman of the Board of Directors.”

        The appointment of Mr. Amir Elstein as Chairman of the Board of Directors requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal.

        The Board of Directors recommends that the shareholders vote “FOR” the appointment of Mr. Amir Elstein as Chairman of the Board of Directors.

PROPOSAL NO. 2

APPOINTMENT OF MR. ILAN FLATO TO THE BOARD OF DIRECTORS AS AN
EXTERNAL DIRECTOR OF THE COMPANY FOR A THREE-YEAR TERM

        The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint no less than two external directors. No person may be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control, has or had, within the two years preceding the date of the person’s appointment to serve as external director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term “affiliation” includes:

—	an employment relationship;

—	a business or professional relationship maintained on a regular basis;

—	control; and

—	service as an office holder.

        A person shall be qualified to serve as an external director only if he or she possesses accounting and financial expertise or professional qualifications. The conditions and criteria for possessing accounting and financial expertise or professional qualifications were enacted in regulations promulgated under the Israel Companies Law (Companies Law Regulations (Conditions and Tests for Determining whether a Director has Expertise in Finance and Accounting and whether a Director is Professionally Qualified) – 2005 (the “External Director Qualification Regulations”)).

        No person may serve as an external director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director. If, at the time external directors are to be appointed, all current members of the board of directors are of the same gender, then at least one external director must be of the other gender.

        The initial term of an external director is three years and may be extended for additional three-year periods. External directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company.

        The Company’s Board of Directors has nominated Mr. Ilan Flato for election as an external director to serve for a period of three years. Set forth below is certain information concerning Mr. Ilan Flato:

Ilan Flato is a senior non-executive director of Emblaze Ltd. He joined the Board of Directors of Emblaze in April 2006. From 2002 to 2004, Mr. Flato served as the VP for planning, economics & online banking in the United Mizrahi Bank and from 1997 to 2004 as the Chief Economist of said bank, where he was responsible for strategic & business planning and all aspects of online banking. Between 1992 and 1996, Mr. Flato served as the Economic Advisor to the Prime Minister of Israel. His responsibilities included participation in government meetings, membership in the economic delegation for peace talks with the Palestinians in Paris and membership on the board of directors of El-Al (Israel Airlines) and of the Israel Aircraft Industry. Prior to this position, Mr. Flato served in the Treasury Office as the deputy director of the budget department, responsible for the budgets of various governmental offices. In addition, Mr. Flato served as a member of the board of directors of many government owned companies. Mr. Flato has a BA in Economics and Labor Relations and a Master in Law from the Bar-Ilan University.

        The Board of Directors has determined that Mr. Ilan Flato has the requisite accounting and financial expertise and professional qualifications under the External Director Qualification Regulations. Mr. Ilan Flato also qualifies as an independent director under the Nasdaq rules.

The Board of Directors will present the following resolution at the Meeting:

“RESOLVED to elect Mr. Ilan Flato as an external director of the Company for a three-year term commencing April 1, 2009.”

        The election of Mr. Flato as an external director of the Company requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal. Furthermore, under the Israeli Companies Law, the approval of such proposal requires that either: (i) said majority include at least one-third of the voting power of the non-controlling shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling shareholders does not exceed 1% of all the voting power in the Company.

The Board of Directors recommends that the shareholders vote “FOR” the election of Mr. Ilan Flato as an external director of the Company for a three-year term commencing April 1, 2009.

PROPOSAL NO. 3

PROPOSAL TO APPROVE THE COMPANY’S
NEW 2009 EMPLOYEE SHARE INCENTIVE PLAN WHICH SHALL INCLUDE
OPTIONS TO BE GRANTED TO THE COMPANY'S CHIEF EXECUTIVE OFFICER
AND DIRECTOR MR. RUSSELL ELLWANGER

        We believe that our success is predicated on our ability to recruit and retain highly qualified and motivated employees and that employee share incentive plans are instrumental towards achieving this objective. Furthermore, we believe that our employee share incentive plan enhances our performance and shareholder value by aligning the financial interests of our employees with those of its shareholders.

        On November 12, 2008, our Board of Directors adopted, subject to approval by the Company’s shareholders, the New 2009 Employee Share Incentive Plan (the “Plan”). The terms of the Plan are set forth below:

—	The total options available for grant under the Plan will be up to 59,046,013 which represent 8% of the Company’s diluted shares as of November 12, 2008, the date of the Board of Directors’ approval. Up to 28,292,881 options under the Plan will be designated to our CEO and up to 28,292,881 options will be designated to our employees and our subsidiaries’ employees. Notwithstanding the above, the amount of available options for grant at any time will be reduced by the aggregate number of outstanding options under previous employee options plans and under the CEO Share Option Plan 2005.

—	As of February 17, 2009, the aggregate number of outstanding options under previous employee options plans granted to employees is 15,906,241 and the aggregate number of outstanding options under the CEO Share Option Plan 2005 granted to our CEO is 14,861,813.

—	Under the Plan we may grant, in addition to or instead of options, Restricted Share Units (“RSU”), at a rate of one RSU for each three options available for grant.

—	An RSU is a right to receive an Ordinary Share of the Company, under certain terms and conditions, for a consideration of no more than the underlying Ordinary Share’s nominal value. Upon the fulfillment of the vesting conditions of an RSU, such RSU shall automatically vest and convert into an Ordinary Share of the Company and the employee shall pay the Company its nominal value.

—	Any award of an option or RSU under the Plan (an “Award”) will generally vest over a one to four year period according to the applicable vesting schedule and subject to any performance conditions which may be included in the Award.

—	Options terminate if they are not exercised within seven years after the date of grant.

—	The exercise price of the options will be the closing sales price of our Ordinary Shares as reported by Nasdaq or the principal national securities exchange upon which our Ordinary Shares are listed or traded for the last market trading day prior to the date of grant. Notwithstanding the above, the exercise price will not be lower than the nominal value of the Company’s Ordinary Share.

—	The Company may decide to grant Awards under the Plan, the exercise or vesting of which, as applicable, shall be conditional upon the performance of the Company and/or an affiliate and/or a division or other business unit of the Company or of an affiliate and/or upon the performance of the employee, over a period of time and measured against such objective criteria as shall be determined by the Company and communicated to the employee as a Performance Based Award. In granting each Performance Based Award, the Company shall establish in writing the applicable performance period, performance formula and one or more performance goals, which, when measured at the end of the performance period, shall determine on the basis of said performance formula the extent to which the Performance Based Award has vested and/or becomes exercisable . For the avoidance of doubt, performance conditions may be determined for an Award either in addition to, or in substitution for, a vesting period.

—	An employee holding of Award shall have no shareholder rights with respect to the shares underlying such Award until such employee (i) shall have exercised such Award or such Award has vested, as applicable, and (ii) shall have all restrictions applicable to any shares issued to him removed, if applicable; and (iii) has paid the applicable exercise price, if any; and (iv) has become the record holder of the shares issued upon exercise.

—	Awards granted to US residents will be made as nonqualified options. In general, there are no US tax consequences to an optionee on the grant, or vesting of a nonqualified option. However, upon exercise the optionee will be deemed to have received taxable non-cash compensation equal to the fair market value of the shares received upon exercise less the option price paid.

—	In accordance with the tax legislation and the Israeli Income Tax Ordinance (New Version), 1961, as amended (the “Ordinance”), for our employees to benefit from tax advantages, such grant of options needs to be made pursuant to a share option plan which conforms with the regulations provided under the new tax legislation. The Plan is structured to comply with the necessary tax requirements and provide tax benefits to Israeli employees with respect to option grants. As such, the Plan includes provisions relating to selling restrictions and the imposition of a trustee. Our Board of Directors has elected to effect the “Capital Gains Track” pursuant to the provisions of Section 102 of the Ordinance and the applicable regulations. This track allows for tax advantages to the applicable optionee with respect to option grants, however, it prevents us from being able to deduct any gain derived to the employee from such grant as an expense. In general, and subject to the terms of the Ordinance and the applicable regulations, options will be taxed at capital gains rates on the date of sale of the underlying shares and/or on the date of the release of the options or such underlying shares from the trustee. In order for our employees to benefit from similar tax advantages with respect to RSU’s granted under the Plan, a ruling from the Israel Tax Authority would be required.

The Board of Directors will present the following resolution at the Meeting:

“RESOLVED to adopt the 2009 Employee Share Incentive Plan”

        The approval of the Company’s 2009 Employee Share Incentive Plan, which shall include options to be granted to the Company’s chief executive officer and director Mr. Russell Ellwanger, requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal.

The Board of Directors recommends that the shareholders vote “FOR” the adoption of the new 2009 Employee Share Incentive Plan.

PROPOSAL NO. 4

PROPOSAL TO APPROVE THE RENEWAL OF THE COMPANY’S DIRECTORS AND
OFFICERS LIABILITY INSURANCE POLICY

        Under the Israeli Companies Law, a transaction entered into by the Company with one of its directors in respect of, inter alia, insurance on such director’s behalf requires the approval by the Company’s Audit Committee, Board of Directors and shareholders, in such order.

        In November 2008, the Company’s Audit Committee and Board of Directors approved the renewal by the Company of Directors and Officers Liability Insurance for the benefit of its directors and officers, which includes the following principal terms:

—	Coverage of up to $45 million, of which $30 million will be for the benefit of both the Company and its directors and officers (“General Policy”), and $15 million will only be for the benefit of the Company’s directors and officers (“Side A Policy”). The total coverage was increased from $35 under the previous insurance policy, mainly due to (i) the recent global recession and its effect on risk environment and management; and (ii) the merger with Jazz Technologies, Inc. (“Jazz”) under which the two separate insurance policies of the Company and Jazz were merged into the above described one policy which includes an increased number of beneficiaries to cover both companies and their respective directors and officers.

—	The Side A Policy provides coverage to the Company’s directors and officers in situations where coverage under the General Policy has been exhausted or is otherwise insufficient.

—	In circumstances where payment is due to the Company and an insured director/officer under the General Policy, payment will first be made in full to such insured director/officer and the balance, if any, will be made to the Company.

—	Valid for a period of 12 months.

—	Coverage under the renewed insurance policy includes the Company’s directors and officers as well as the directors and officers of the Company’s subsidiaries (including Jazz and its subsidiaries). The total annual cost is approximately $300,000. Such amount represents a 5% increase as compared to the Company’s cost paid last year. However, such amount represents a decrease of approximately 50% in the total annual premium paid last year by the Company and Jazz under their respective insurance policies.

        The Company will renew this policy on an annual basis, or otherwise from time to time. Any change to the policy, which materially departs from the key terms described above, including the cost, will be submitted to the Company’s Audit Committee and Board of Directors for their approval but shall not, unless required by law or the Company’s Articles of Association, be presented to the General Meeting of the shareholders.

The Board of Directors will present the following resolution at the Meeting:

“RESOLVED to approve the renewal of the Company’s Directors and Officers Liability Insurance in accordance with the terms as described in the proxy statement circulated in connection with the Meeting.”

        Due to the fact that the above insurance policy provides coverage also to directors of the Company appointed by certain of the Company’s major shareholders, the renewal of the insurance policy may constitute a transaction with a controlling shareholder or shareholders under the Israel Companies Law. Therefore, in addition to requiring the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal, under the Israeli Companies Law, the approval of this proposal may also require that either: (i) said majority include at least one-third of the voting power of the disinterested shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the disinterested shareholders does not exceed 1% of all the voting power in the Company. Each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 4 as a condition for his or her vote to be counted with respect to this Proposal 4. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 4, his, her or its vote with respect to this Proposal 4 will be disqualified. For this purpose, “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her immediate family or the spouses of any such members of his or her immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding a personal interest arising solely from the fact of holding shares in the Company or in a body corporate.

The Board of Directors recommends that the shareholders vote “FOR” the renewal of the Company’s Directors and Officers Liability Insurance.

ADDITIONAL INFORMATION

        Foreign Private Issuer. We are subject to the informational requirements of the United States Securities Exchange Act of 1934 (the “Exchange Act”), as amended, as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC. Shareholders may read and copy any document that we file at the SEC’s public reference room at 100 F Street N.E., N.W., Washington, D.C. 20549 U.S.A. Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. As a foreign private issuer, all documents which were filed after November 4, 2002 on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at www.sec.gov. These SEC filings are also available to the public on the Israel Securities Authority’s Magna website at www.magna.isa.gov.il and from commercial document retrieval services.

        As a “foreign private issuer”, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. Also, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act and the rules thereunder, with respect to their purchases and sales of securities. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

        ISA Exemption. With the exception of the reporting obligations applicable to a company organized under the laws of the State of Israel whose shares are traded on approved securities exchanges outside of Israel and in Israel as specified in Chapter Five (iii) of the Israeli Securities Law, 1968 (the “Israeli Securities Law”), we have received from the Securities Authority of the State of Israel an exemption from the reporting obligations as specified in Chapter Six of the Israeli Securities Law. We must, however, make available for public review at our offices in Israel a copy of each report that is filed in accordance with applicable U.S. law. These documents are available for inspection at our offices at Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek, Israel.

By Order of the Board of Directors, February 25, 2009